Exhibit 99.2

NANO-X IMAGING LTD.

(THE “COMPANY”)

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

I, the undersigned, shareholder of Nano-X Imaging Ltd. (the “Company”), hereby nominate, constitute and appoint each of Mr. Erez Meltzer, Chief Executive Officer of the Company and Ms. Marina Gofman Feler, Chief Legal Officer (GC), as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share of the Company (the “Shares”), which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at Ofer Tech Park, 94 Shlomo Shmeltzer Road Petach Tikva 4970602, Israel, on Thursday, June 18, 2024, at 3:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement, dated May 8, 2024, relating to the Meeting (the “Proxy Statement”). Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting or any adjournment(s) or postponement(s) thereof for which the board of directors of the Company recommends a “FOR” vote.

IF YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTERESRT IN THE APPROVAL OF PROPOSALS 1 AND / OR 2, AND IN THE EVENT THAT PROPOSAL NO. 1 IS NOT APPROVED, ALSO PROPOSALS 3 AND / OR 4 PLEASE NOTIFY MARINA GOFMAN FELER, COMPANY’S CHIEF LEGAL OFFICER , AT C/O OFER TECH PARK, 94 SHLOMO SHMELTZER ROAD PETACH TIKVA 4970602, ISRAEL, TELEPHONE: +972 (0)337359202 OR EMAIL (MARINA.GF@NANOX.VISION). PLEASE SEE PROXY STATMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTERESRT IN THE VOTE.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.

Shareholders entitled to notice of and to vote at the Meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on Wednesday, May 8, 2024, the record date fixed by the board of directors of the Company for such purpose.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1: To approve Company’s Compensation Policy for Directors and Officers;

☐ FOR	☐ AGAINST	☐ ABSTAIN

Are you a controlling shareholder (as defined in the Proxy Statement) or do you have a personal interest (as defined in the Proxy Statement) in the approval of Proposal 1?

(Please note: If you do not mark either ‘YES or ‘NO’, or otherwise contact the Company, we will assume that you are not a controlling shareholder and do not have a personal interest in the approval of Proposal 1).

☐ YES	☐ NO

Proposal 2: To nominate Mr. Erez Meltzer as the Acting Chairman of the Board;

☐ FOR	☐ AGAINST	☐ ABSTAIN

Are you a controlling shareholder (as defined in the Proxy Statement) or do you have a personal interest (as defined in the Proxy Statement) in the approval of Proposal 2?

(Please note: If you do not mark either ‘YES or ‘NO’, or otherwise contact the Company, we will assume that you are not a controlling shareholder and do not have a personal interest in the approval of Proposal 2).

☐ YES	☐ NO

Proposal 3: To approve an equity grant to Mr. Erez Meltzer in his capacity as the Chief Executive Officer of the Company

☐ FOR	☐ AGAINST	☐ ABSTAIN

Are you a controlling shareholder (as defined in the Proxy Statement) or do you have a personal interest (as defined in the Proxy Statement) in the approval of Proposal 3?

(Please note: In the even that Proposal No. 1 is not approved, if you do not mark either ‘YES or ‘NO’, or otherwise contact the Company, we will assume that you are not a controlling shareholder and do not have a personal interest in the approval of Proposal 3).

☐ YES	☐ NO

Proposal 4: To approve a cash compensation scheme to the non-employee directors of the Company;

☐ FOR	☐ AGAINST	☐ ABSTAIN

Are you a controlling shareholder (as defined in the Proxy Statement) or do you have a personal interest (as defined in the Proxy Statement) in the approval of Proposal 4?

(Please note: In the even that Proposal No. 1 is not approved, if you do not mark either ‘YES or ‘NO’, or otherwise contact the Company, we will assume that you are not a controlling shareholder and do not have a personal interest in the approval of Proposal 4).

☐ YES	☐ NO

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

To change the address on your account, please check the box on the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

The undersigned acknowledges receipt of the Notice and Proxy Statement.

                                                    Date: __________, ____

Signature of Shareholder

                                                    Date: __________, ____

Signature of Shareholder

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign the full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in the partnership name by an authorized person.